Mail Stop 7010


June 30, 2005

Via U.S. mail and facsimile

Mr. Steve Careaga
Nannaco, Inc.
4906 Point Fosdick Dr., Suite 102
Gig Harbor, WA 98335

Re: 	Nannaco, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 13, 2005
File No. 000-50672
Form 10-KSB/A for the year ended September 30, 2004
Filed April 18, 2005
File No. 000-50672
Form 10-QSB/A for the quarter ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Filed April 18, 2005 and May 6, 2005, respectively
File Nos. 000-50672
Form 8-K dated April 29, 2005
Filed May 6, 2005
File No. 000-50672

Dear Mr. Careaga:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure set forth in Part III of your annual report on Form 10-KSB for the fiscal year ended September 30, 2004 that you would subsequently file the information required by Part III of Form
10-KSB in an information statement that you would deliver to your security holders. It does not appear that you have filed this information, which was due by January 28, 2005. Since this information was not filed by that date or subsequently filed in an amendment to the Form 10-KSB, it does not appear that you are current in your Exchange Act filings. We also note that you have registered shares of your common stock on Forms S-8 filed on each of February 2,
2005, March 7, 2005, April 21, 2005, and June 3, 2005.  It does not
appear that you were eligible to use Form S-8 on these dates based on your failure to file the Part III information from Form 10-KSB. See
General Instruction A.1 to Form S-8. Please provide us with your analysis as to whether you were eligible to use Form S-8 on these dates. In addition, please advise us as to whether you have issued any of the shares you registered on these Forms S-8.

Preliminary Information Statement on Schedule 14C

2. We note the disclosure contained in your current report on Form
8-
K filed on May 6, 2005. We also note the disclosure under the heading entitled "Reasons For The Reverse Split" on page 1 of your preliminary information statement. Please advise us as to whether the reverse split is intended to facilitate the proposed merger with Nazz
Productions, Inc. and/or the proposed acquisition of Amenni, LLC.

Form 10-KSB/A for the year ended September 30, 2004

General

3. We note the disclosure in the paragraph below the table of contents regarding the forward-looking statements contained in your report. Please delete the reference to the Private Securities Litigation Reform Act of 1995 as its safe harbor does not apply to penny stock issuers. See Section 21E(b)(1)(C) of the Exchange Act.

Item 6. Management`s Discussion and Analysis or Plan of
Operations,
page 9

Special Note Regarding Forward-Looking Statements, page 9

4. Please delete the second sentence of the fifth paragraph of this section. Please be advised that you are responsible for the entire content of your report and may not include any language that could be interpreted as a disclaimer of the information contained in your report.

Item 8A. Controls and Procedures, page 20

5. Please disclose the information required by Item 308(c) of Regulation S-B.

Part III, page 21

6. Please disclose the information required by Items 9 through 12 of
Form 10-KSB.  See Instruction E.3. of Form 10-KSB and
Interpretation
2S. of the Exchange Act Rules section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations.

Form 10-QSB/A for the quarter ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005

Cover Page

7. Please revise the disclosure on the cover page of your report to indicate that you have not filed all reports you are required to file under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. In this regard, we note that it appears you have not filed all of the information required by Items 9 through 12 of Form 10-KSB for the year ended September 30, 2004.

Item 2. Management`s Discussion and Analysis or Plan of
Operations,
page 21

Special Note Regarding Forward-Looking Statements, page 21

8. Please delete the second sentence of the fifth paragraph of this section. Please be advised that you are responsible for the entire content of your report and may not include any language that could be interpreted as a disclaimer of the information contained in your report.

Item 3A.  Evaluation of Disclosure Controls and Procedures, page
26

9. Please revise the third sentence of this section to provide the information required by Item 308(c) of Regulation S-B.

Form 8-K dated April 29, 2005

10. Please disclose the material terms of the amendment to your agreement with Nazz Productions, Inc. and your letter of intent with
Amenni, LLC.
*	*	*	*

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions, please call Andrew Schoeffler, Staff
Attorney, at (202) 551-3748 or, in his absence, the undersigned at
(202) 551-3767.

Sincerely,


Jennifer Hardy
Legal Branch Chief
cc:	Mr. Tracy Shier, Esq.
The Otto Law Group, PLLC
900 Fourth Avenue, Suite 3140
Seattle, Washington 98164
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Mr. Steve Careaga
Nannaco, Inc.
June 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE